SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 19, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001-80
CORPORATE REGISTRY ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL: R$6,203,688,565.23

EXTRAORDINARY GENERAL MEETING

CALL

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp are herein summoned, pursuant to the Company’s Bylaws, to attend the Extraordinary General Meeting to be held on July 28, 2008, at 3:00 pm, at the Company’s headquarters, located at Rua Costa Carvalho nº 300, in this Capital City, to discuss the following agenda:

Extraordinary General Meeting:

I.	Proposal of amendment to the Bylaws, which will amend and renumber the chapters and articles as follows: Chapter I, articles 1 and 2, Chapter II, articles 3 and 4, Chapter III, article 5, Chapter IV, article 6, Chapter V, articles 7, 8, 9, 10, 11, 12, 13 and 14, Chapter VI, articles 15, 16, 17, 18 and 19, Chapter VII, articles 20, 21 and 22, Chapter VIII, articles 23, 24, 25, 26 and 27, Chapter IX, articles 28 and 29, Chapter X, article 30, Chapter XI, article 31, Chapter XII, articles 32, 33, 34, 35, 36 and 37, Chapter XIII, article 38, Chapter XIV, articles 39, 40, 41, 42 and 43, Chapter XV, article 44, Chapter XVI, articles 45 and 46.

II.	Election of a member of the Board of Directors.

The documents concerning the matters to be resolved at the General Meeting will be available to Shareholders at the Company’s headquarters.

São Paulo, June 26, 2008.

Dilma Seli Pena
Chairman of the Board of Directors

EFFECTIVE BYLAWS	PROPOSED AMENDMENTS	CLARIFICATIONS / JUSTIFICATIONS
CHAPTER I NAME, TERM, HEADQUARTERS, JURISDICTION AND PURPOSE	CHAPTER I NAME, TERM, HEADQUARTERS, JURISDICTION AND PURPOSE	Change in wording.

ARTICLE 1 - COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO –
SABESP (the “Company”), a corporation whose incorporation was authorized by State Law n.
119, dated June 29, 1973, as amended by State Laws n. 6,851, dated May 3, 1990 and n.
12,292, dated March 2, 2006, shall be ruled by these Bylaws and the applicable legal provisions.

ARTICLE 1 - The joint stock company called Companhia de Saneamento Básico do Estado de São Paulo – SABESP is an integral part of the indirect management of the State of São Paulo, being ruled by these Bylaws, by Federal Law no.  6,404/76 and other applicable legal provisions.

Change in wording.
Sole Paragraph – The Company resulted from the consolidation of CompanhiaMetropolitana de Água de São Paulo - COMASP and Companhia Metropolitana de Saneamento de São Paulo – SANESP.		Paragraph exclusion.
	Paragraph 1 – The Company shall exist for an indefinite term.	Replaced as of the previous Art. 4
	Paragraph 2 – The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.	Replaced as of the previous Art. 3 / Change in wording

Paragraph 3 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

Replaced as of the previous Art. 3 / Change in wording

ARTICLE 2 - Company’s purpose is the following: (i) the planning, provision and operation of sanitation services throughout the territory of the state of São Paulo, (ii) the marketing of these services and the benefits directly or indirectly arising out of its enterprises.

ARTICLE 2 –  The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties and trading of services, products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also  operate as a subsidiary anywhere in the country or abroad providing the services mentioned above.

Change in wording

Paragraph 1 - The Company may provide, in Brazil and abroad, the services provided for in the main paragraph of this article, as well as services in connection with its purpose, also being able to hold equity interest, as long as authorized by government’s Executive branch, in public (state-owned) corporations or national mixed corporations, benefiting from the tax incentives, pursuant to the applicable legislation, and to take part in national or international conventions or consortia.

Sole Paragraph – In order to carry out the corporate purpose, the Company may constitute wholly-owned subsidiaries, have a stake in investment funds and enter into a joint venture with, by any mean, other public or private corporations, including upon the acquisition of consortium or subscription of a minority or majority installment of the capital stock.

Change in wording

Paragraph 2 - The Company may, upon legislative authorization, for each case, incorporate a subsidiary, benefiting from the tax incentives, pursuant to the applicable legislation, or under the same condition and outside the State, be an affiliate of or with respect to another entity, or hold interest in any private company connected to the sanitation sector.

Paragraph replaced, with changes in wording from the current Art 2, sole paragraph

ARTICLE 3 - The Company has its headquarters and jurisdiction in the capital of the state São Paulo, and may institute, maintain or close down branches, agencies or offices in any part of the national territory and abroad, by resolution of the Board of Directors.

Replaced article, with changes in wording, from the current Art. 1, §§ 2 and 3
ARTICLE 4 - The Company shall exist for an indefinite term.		Replaced to the current Art 1, § 1
CHAPTER II CAPITAL STOCK, SHARES AND SHAREHOLDERS	CHAPTER II CAPITAL STOCK AND SHARES	Changes in wording

ARTICLE 5 - The Company’s subscribed and totally paid-in capital stock corresponds to
R$6,203,688,565.23 (six billion, two hundred three million, six hundred eighty-eight thousand, five hundred sixty-five Brazilian reais, twenty three cents) represented by 227,836,623 (two hundred twenty-seven million, eight hundred thirty-six thousand, six hundred twenty-three)
book-entry registered common shares, with no par value.

ARTICLE 3 – The capital stock is six billion, two hundred and three million, six hundred and eighty-eight thousand, five hundred and sixty-five reais and twenty-three centavos (R$6,203,688,565.23), divided in two hundred and twenty-seven million, eight hundred and thirty-six thousand, six hundred and twenty-three (227,836,623), exclusively one-class common shares, all registered with no par value.

Renumbered article, with changes in wording

Paragraph 1 – Regardless of a statutory amendment, the capital stock may be increased up to the limit of ten billion reais (R$10,000,000,000.00), upon resolution of the Board of Directors and authorization of the Fiscal Council.

Replaced, with changes in wording, as of Art 7, main section
	Paragraph 2 – The issuance of founder’s shares and preferred shares is forbidden.	Replaced, with changes in wording, as of the previous Art 6, § 1

Paragraph 3 – The Company may directly charge the shareholder the cost for the share transferring service, in view of the maximum limits established by the legislation in force, as well as authorize the very collection per trustee in charge of the maintenance of book-entry shares.

Replaced, with changes in wording, as of the previous Art 5, § 2

Paragraph 1 - The capital stock shall be exclusively represented by common shares. The shares shall be indivisible with respect to the Company and each common share grants its owner the right of one (1) vote in the resolutions within the Shareholders’ General Meetings.

	ARTICLE 4 – Each common share is entitled to one vote at the Shareholders’ General Meeting’s resolutions.	Replaced, with changes in wording

Paragraph 2 - The Company may charge or authorize the transfer agent which is in charge of the registration of the book-entry shares to charge the shareholder for the cost of the share ownership transfer service, subject to the limits fixed by the Comissão de Valores Mobiliários - CVM (Brazilian Securities and Exchange Commission (“CVM”)

Replaced, with changes in wording, to the current Art. 3, § 3

ARTICLE 6 - São Paulo State Treasury shall always hold the absolute majority of Company’s common shares.	Paragraph exclusion.
Paragraph 1 - The issuance of founder’s shares in favor of shareholders or any third parties is forbidden.	Replaced, with changes in wording, to the current Art. 3, § 2
Paragraph 2 - Subject to the provisions of this Article, individuals or private or stateowned legal entities may hold interest in Company’s capital stock.	Paragraph exclusion.

ARTICLE 7 - As per resolution of the Board of Directors, after hearing the Fiscal Council, the
Company will be able to issue shares up to the limit of R$ 7.000.000.000,00 (seven billion
Brazilian reais), irrespective of amendments in the Bylaws, pursuant to legal limitations of this
Bylaws.

Replaced, with changes in wording, to the current Art. 3, § 1

Paragraph 1 - Subject to the legal and bylaws’ provisions, it shall fall to the Board of Directors to make resolutions on the conditions of issue, placement, subscription in cash or credit and payment of the shares, expressly indicating the following:
a) the number of shares that will be issued;
b) subscription forms and conditions;
c) the conditions of payment, term and number of installments, subject to the provisions of the main paragraph of article 8;
d) the minimum price for which the shares may be placed or subscribed, subject to the legislation in force; and
e) the term for the placement or subscription of the issue.

Paragraph exclusion.
Paragraph 2 - The issue of shares to be paid in assets shall be contingent on the prior approval of the Shareholders’ General Meeting.	Paragraph exclusion.
Paragraph 3 - The Company shall indicate the amount of capital effectively subscribed and paid in all publications of documents in which its authorized capital is disclosed.	Paragraph exclusion.

ARTICLE 8 - The payment of the shares acquired or subscribed in a capital increase of the Company shall be made in accordance with the conditions set by the Board of Directors, the payment in installments being allowed.

Exclusion of the articles’ main section

Sole Paragraph - The shareholder that fails to pay in the capital under the terms and conditions provided for in the subscription list shall be deemed in default, and shall accordingly be subject to the payment of interest at a one per cent (1%) monthly rate, monetary adjustment pursuant to the same index applicable to Company’s capital stock, and fine equivalent to ten per cent (10%) of the delinquent amount.

Paragraph exclusion.

ARTICLE 9 - In the case of capital increase, issue of convertible debentures and/or subscription warrants through private subscription, the shareholders shall have the preemptive right proportionally to the number of shares they then hold, subject to the provisions of Article 171 of Law 6,404/76. The preemptive right shall be exercised within thirty (30) days as of the publication of the Minutes of the Shareholders’ General Meeting or as of notices in the State Official Gazette and in wide circulation newspapers.

Exclusion of the article

Sole Paragraph - Once the term for the exercise of the preemptive right referred to in the main paragraph of this Article has expired and in case there are unsubscribed securities, the body that has resolved on the issue thereof shall make a resolution on their destination.

Exclusion of paragraph / Check Art 171, § 7, of the Brazilian Corporate Law

ARTICLE 10 - Through a resolution of the Board of Director, once the Fiscal Council has expressed its opinion, the Company may acquire its own shares for the purpose of cancellation or to be held as treasury stock, determine its resale or new market placement, subject to the rules issued by CVM and other applicable legal provisions.

Replaced, with changes in wording, to the current Art. 14, inc. XVIII
CHAPTER III SHAREHOLDERS’ GENERAL MEETING	CHAPTER III SHAREHOLDERS’ GENERAL MEETING	No changes

ARTICLE 11 - The Shareholders’ General Meeting shall be held on an ordinary basis within the first four (4) months following the end of the fiscal year, for the purposes provided for in the law and in the Bylaws, and, extraordinarily, whenever corporate interests so require, upon call made by the Board of Directors, the Executive Board, the Fiscal Council or the shareholders, pursuant to the law.

ARTICLE 5 – The Shareholders’ General Meeting shall be called, instated and shall resolve, pursuant to the law, on all matters of the Company’s interest.

Paragraph 1 – The Shareholders’ General Meeting shall also be called by the Chairman of the Board of Directors or by the majority of acting board members.

Renumbered, with changes in wording
Paragraph 1 - The Shareholders’ General Meeting shall be called through a call notice published at least fifteen days (15) in advance in first call, and eight days (8) in advance in second call.		Exclusion of paragraph / Check Art. 124, § 1, inc. II of the Brazilian Corporate Law

Paragraph 2 – The Shareholders’ General Meeting shall be chaired by the Chairman of the Board of Directors or, in case of absence, by any other attending member; the Board of Director’s Chairman is responsible for appointing the member who shall replace him at presiding the Shareholders’ General Meeting.

Replaced, with changes in wording, as from Art 11, § 3

Paragraph 3 – The chairman of the general meeting will choose, among the attendees, one or more secretaries, being allowed the use of own advisement in the company.

Paragraph 4 – The minutes of the general meeting shall be drawn up in the summary format, as provided for in article 130, paragraph 1, of Law no.6,404/76.

Inclusion of paragraphs

Paragraph 2 – All documents to be analyzed or discussed in the General Meeting shall be made available by the shareholders at the Bolsa de Valores de São Paulo –
BOVESPA (São Paulo Stock Exchange) (“BOVESPA”), as well as at the Company’s headquarters, as of the date of publication of the first call notice referred to in the previous paragraph.

Paragraph 5 – All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at the São Paulo Stock Exchange – BVSP (BOVESPA), as from the publishing date of the first call.

Replaced, with changes in wording

Paragraph 3 - The Shareholders’ General Meeting shall be instituted and presided over by the Chairman of the Board of Directors or its substitute holding office, who shall choose the secretary among the present.

Replaced, with changes in wording, to the current Art 5, § 2

Paragraph 6 – The proof of the conditions of shareholder may occur at any moment until the start of the general meeting, by means of the presentation of the identity document, the receipt issued by the depositary financial institution of the book-entry shares informing the respective number and, in the event of constitution of an attorney-in-fact, of the competent power of attorney with the notarized signature and granted for less than one year.

Inclusion of paragraph
CHAPTER IV MANAGEMENT	CHAPTER IV MANAGEMENT	Changes in wording
ARTICLE 12 - The following are Company’s management bodies:: I – The Board of Directors; and II - The Executive Board.	ARTICLE 6 – The Company may be managed by the Board of Directors or by the Executive board.	Replaced, with changes in wording
TITLE I BOARD OF DIRECTORS	CHAPTER V BOARD OF DIRECTORS	Changes in wording
	ARTICLE 7 – The board of directors is the joint resolution committee responsible for the superior guidance of the company.	Inclusion of article

ARTICLE 13 - The Board of Directors shall be composed of a minimum of five (5) and maximum of eleven (11) members, all of them shareholders of the Company, appointed by the
General Meeting, which shall fix their remuneration and other benefits.

Members, investiture and term of office

ARTICLE 8 – The Board of Directors shall be composed of a minimum of five (5) and maximum of  fifteen (15) members, elected by the General Meeting, all with a two (2)-year unified term of office as from the election date. Reelection is allowed.

Replaced, with changes in wording / Also note the change in the term of office in comparison to the previous Art. 14

Paragraph 1 – The Company’s CEO shall integrate the board of directors, upon election of the general meeting.

Paragraph 2 – It will be incumbent upon the general meeting electing the board of directors to establish the total number of positions to be filled, within the maximum limited provided for in these Bylaws, and to appoint its chairman, who may not be the company’s CEO elected as board member.

Inclusion of paragraph
Paragraph 1 - At least twenty per cent (20%) of the Board Members appointed shall be Independent Members.

Paragraph 3 – At least twenty percent (20%) of the board of directors’ members shall be independent, as per BOVESPA’s Novo Mercado Listing Rules, being also considered an independent board member the one elected by minority shareholders, pursuant to the legislation in force.

Replaced, with changes in wording / Also check previous Art. 13, § 3

Paragraph 2 - Whenever the compliance with the minimum percentage referred to in the previous paragraph results in a fraction number of board members, such number shall be rounded: (i) to the immediately higher number, when the fraction is equal to or greater than zero point five (0.5); or (ii) to the immediately lower number, when the fraction is lower than zero point five (0.5).

Paragraph 4 – When the application of the minimum percentage referred to in the previous paragraph result in a fraction number of board members, such number shall be rounded to the immediately higher number, when the fraction is equal to or greater than zero point five (0.5), or immediately lower number, when the fraction is lower than zero point five (0.5).

Replaced, with changes in wording

Paragraph 3 - The Board Member appointed pursuant to the right provided for in article
141, paragraphs 4 and 5 or in the main paragraph of article 239 of Law 6,404/76, shall be considered an Independent Member.

Exclusion of paragraph / Check current § 3 of Art. 8

Paragraph 4 - The Board Member that is not appointed in accordance with what is provided for in the previous paragraph shall be deemed Independent, as long as he(she) complies with the following requirements:
a) he(she) does not have any connection with the Company, except for the interest in the capital stock and the condition of user of public services;
b) he(she) is not a Controlling Shareholder, married to or a second degree relative of the Controlling Shareholder, or is not or has not been, in the past three (3) years, connected to the Company or to an entity related to the Controlling Shareholder (people connected to public education and/or research institutions are excluded from this restriction);
c) he(she) has not been, in the past three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of a company controlled by the Company;
d) he(she) is not a supplier or purchaser, direct or indirect, of services and/or products of the Company, in a such magnitude that results in loss of independence;
e) he(she) is not an employee or manager of a company or a entity that is offering to or demanding services and/or products from the Company;
f) he(she) is not married to or a second degree relative of any manager of the Company; and
g) he(she) does not receive any other remuneration from the Company other than the
Board Member’s or Audit Committee Member’s remuneration (remuneration in cash deriving from any interest in the capital are excluded from this restriction).

Exclusion of paragraph / Check current Art. 8, § 3
Paragraph 5 - The condition of Independent Member(s) shall be expressly declared in the minutes of the General Meeting that appoints him/her(them).	Paragraph 5 – The condition of independent board of directors’ member shall be expressly stated at the minutes of the Shareholders’ General Meeting that elect him.	Replaced, with changes in wording

Paragraph 6 - The Shareholders’ General Meeting shall appoint, among the members of the Board of Directors, one (1) Chairman, one (1) Vice-Chairman, who shall replace the Chairman in his(her) absences or impediments.

Exclusion of paragraph / Check current Art. 8, main section and §§ 1 and 2
Paragraph 7 - The participation of a representative of the employees in the Company’s Board of Directors, with the same term of office as the other Members, is ensured.	ARTICLE 9 – The participation of a representative of the employees in the Company’s Board of Directors, with the same term of office as the other Members, is ensured.	Paragraphs replaced to the current 1 and 2 and main section of Art. 9

Paragraph 8 - The representative of the employees shall be chosen by the employees’
votes, in a direct election organized by the unions that represent them, with the collaboration of the Company whenever requested. Only those who have been
Company’s employees for more than two (2) years may be appointed as Employees’
Representative Board Member.

Paragraph 1 – The representative member of the employees shall be chosen by the employees’ votes, in a direct election organized by the unions that represent them, with the collaboration of the Company whenever requested.

Paragraph 2 – The internal regulation of the board of directors may set forth the eligibility requirements and other conditions for the exercise of the representative of employees position.

Paragraph 9 - A member of the Board may be appointed in a separate voting session in the Shareholders’ General Meeting, by the majority of holders of at least fifteen per cent (15%) of Company’s total shares, excluding the controlling shareholder and subject to the provisions of paragraph 4 of Article 141 of Law 6,404/76.

Exclusion of paragraph / Check current Art. 8, § 3

Paragraph 10 - Even if the minority shareholders are not able to reach the percentage referred to in paragraph 9 above, their representation in the Board of Directors shall always be ensured, pursuant to Article 239 of Law 6,404/76.

Exclusion of paragraph / Check current Art. 8, § 3
ARTICLE 14 - The unified term of office of the Board of Directors shall be of one (1) year, the re-election being allowed.	Replaced, with changes in wording, to the current Art. 8, main section / Changes in the term of office for 2 years

Paragraph 1 - The Members of the Board of Directors shall be vested with their office upon the execution of the Managers’ Consent Instrument (Termo de Anuência dos
Administradores) required by the applicable regulations and of the instrument of investiture in the book of Minutes of Board of Directors’ Meetings. The members of the
Board of Directors shall, in the beginning and at the end of their terms of office, submit a statement of assets, pursuant to the provisions of the legislation in force.

Exclusion of paragraph / Check current Art. 24
Paragraph 2 - Once their term of office ends, the members of the Board of Directors shall remain in their offices until the investiture of their successors.	Exclusion of paragraph / Check current Art. 25

ARTICLE 10 – The investiture in the position of board of directors member is subject to the execution of the Instrument of Commitment before the State, by means of the State Council for the Protection of the Capital of the State (Conselho de Defesa dos Capitais do Estado) – CODEC, for purposes of article 118, paragraphs 8 and 9, of Law no.  6,404/76.

Sole paragraph – The provisions in this article do not apply to the board of directors’ member who represents employees, to that elected by minority shareholders and to that, notwithstanding elected by the State, is considered independent pursuant to these bylaws or the specific legislation.

ARTICLE 11 – The board of directors member who receives, free of charge, from the State, on a fiduciary basis, any share issued by the company to comply with the requirement of article 146 of Law no. 6,404/76, is hindered from selling it or encumbering it to third parties, repaying it immediately after he leaves the position, under penalty of undue appropriation.

Inclusion of articles

Paragraph 3 - In the event of a vacancy, under any title, in the Board of Directors, the
Shareholders’ General Meeting shall be called for the appointment of a substitute for the remaining term of office.

Vacancy and Replacements

ARTICLE 12 – In the event of vacancy in any position of board of directors’ member before the end of the term of office, the general meeting shall be called to elect the substitute, who shall complete the term of office of the replaced person.

Replaced, with changes in wording

Paragraph 4 - The Chairman of the Board of Directors shall be replaced during his(her)
temporary impediments with the Vice Chairman, or, in the absence of the latter, with other Member that he(she) indicates.

Exclusion of paragraph / Check current Art. 13, § 3

Paragraph 5 - In case there is a vacancy in the office of Chairman of the Board of Directors, the Vice Chairman shall replace him(her), and shall remain in office until the General Meeting chooses the new person to hold the office of Chairman of the Board of Directors.

Exclusion of paragraph / Check current Art. 13, § 3

ARTICLE 15 - The Board of Directors shall meet monthly, on an ordinary basis, and extraordinarily, whenever called by its Chairman or by resolution of the majority of its members, or even at the Executive Board’s request.

Operation

ARTICLE 13 – The board of directors will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever necessary to the company’s interests.

Paragraph 1 – The board of directors’ meetings shall be called by its chairman, or by the majority of acting members, upon writing or electronic correspondence to all board members and also to the State, by means of the State Council for the Protection of the Capital of the State (Conselho de Defesa dos Capitais do Estado) - CODEC, in, at least, ten (10) days in advance and the agenda shall be pointed.

Replaced, with changes in wording

Paragraph 2 – The chairman of the board of directors shall supervise so that the board members individually receive, with the due antecedence in relation to the date of the meeting, the documentation with the necessary information to allow the discussion and resolution of the agenda, including, when the case may be, the proposal of the executive board and the manifestation of technical and legal character.

Inclusion of paragraph

Sole paragraph - The Board of Directors’ meetings shall only be instituted upon attendance by the majority of its members, and the resolutions shall be made by majority of votes of the members present thereat, the casting vote falling to the Chairman or his/her substitute, in case of a draw.

Paragraph 3 – The board of directors’ meetings shall be instated upon the attendance of the majority of its acting members, being the Chairman incumbent of presiding the activities or, in his absence, another board member appointed by him.

Replaced, with changes in wording / Also check current 13, § 5

Paragraph 4 – In the event of urgency, the chairman of the board of directors may call the extraordinary meeting with any antecedence, and the meeting is allowed to be held by means of teleconference, videoconference or other qualified means of will manifestation of the absent board member, whose vote will be considered valid for all effects, without adverse effects to the subsequent drawing up and execution of the respective minutes.

Inclusion of paragraph

Paragraph 5 – The Board of Directors shall resolve by majority of votes of the attending members, prevailing, in case of tie, the proposal that counts on the vote of the board member presiding the activities.

Replaced, with changes in wording / Also check previous Art. 15, sole paragraph

Paragraph 6 – The meetings of the board of directors will have as secretary whoever their chairman appoints and all resolutions will be recorded in minutes drawn up and registered in the company’s records, and a copy of them must be submitted to the State, by means of the State Council for the Protection of the Capitals if the State (Conselho de Defesa dos Capitais do Estado) – CODEC, within five (5) days counted from their approval.

Paragraph 7 – The extract of the minutes shall be filed in the trade board and published, whenever it has resolutions destined to produce effects before third parties.

Inclusion of paragraph
ARTICLE 16 - It shall fall to the Board of Directors:	Duties ARTICLE 14 – In addition to the duties set forth by the Law, the Board of Directors is also responsible for:	Replaced, with changes in wording
I - to set the general guidelines of the Company’s businesses;		Exclusion of subparagraph / Check Art. 142, subparagraph I of the Brazilian Corporate Law

I              to approve the strategic planning with the action guidelines, result targets and performance evaluation indexes;
II              to approve annual and multi-year programs, with indication of the respective projects;
III             to approve the budget of expenditures and investment of the company, with indication of the sources and uses of funds;
IV            to supervise the execution of the plans, programs, projects and budgets;
V             to define goals and priorities of public policies compatible with the company’s operation area and its corporate purpose;
VI            to resolve on the policy of prices and tariffs of goods and services rendered by the company, respecting the regulatory framework of the respective sector.

Inclusion of subparagraph
II - to appoint and remove the Company’s Officers and to set their duties, subject to the provisions of these Bylaws;		Exclusion of subparagraph / Check Art. 142, subparagraph II of the Brazilian Corporate Law
III - to inspect the Officers’ management, to examine Company's books and documents at any time, to request information on executed agreements or those about to be executed, and any other acts;		Exclusion of subparagraph / Check Art. 142, subparagraph II of the Brazilian Corporate Law

IV - to call the Shareholder’s General Meeting, whenever it deems convenient, or in the case provided for in Article 132 of the Law n. 6,404/76.		Exclusion of subparagraph / Check Art. 142, subparagraph IV of the Brazilian Corporate Law
V - to express its opinion on the management report and on the Executive Board's accounts, including annual and multi-annual economic & financial budgets and works execution plans;		Exclusion of subparagraph / Check Art. 142, subparagraph V of the Brazilian Corporate Law
	VII to authorize, the opening, installation and extinguishment of branches, facilities, agencies, mains branches, offices and representations;	Inclusion of subparagraph
VI - to resolve on the shares issue pursuant to the provisions of Article 7 of these Bylaws;	VIII resolve on the capital stock increase within the limit authorized by these bylaws, establishing the respective subscription and payment conditions;	Replaced, with changes in wording
	IX to establish the maximum indebtedness limit of the company;	Inclusion of subparagraph

VII - to authorize the disposition of real property, pursuant to the provisions of the applicable legislation, as well as the creation of collateral security and liens and the granting of guarantees to third parties’ obligations;

Exclusion of subparagraph / Check current subparagraph XIII
VIII - to appoint and remove the independent auditors;		Exclusion of subparagraph / Check Art. 142, subparagraoph IX of the Brazilian Corporate Law

IX - to resolve on the issue of unsecured debentures, non-convertible into shares, registered or in book-entry form, issue opportunity, amount, number of securities, issue date and maturity date, payment and remuneration conditions, interests, premium, debentures’ redemption and other applicable items,  pursuant to the terms previously resolved at a Shareholders’ General Meeting;

X             resolve on the issuance of common debentures non-convertible into shares and without real security and, the other types of debentures, on the conditions mentioned in paragraph 1 of article 59 of Law 6,404/76;

Replaced, with changes in wording

X - to assign an officer the investors relations function, to be filled whether or not cumulatively with any other executive functions, falling to him the provision of information to investors, to the CVM and to the Stock Exchanges in which the
Company has its securities traded, pursuant to the applicable legislation;

Exclusion of subparagraph / Check current Art 15, § 3
XI - to make resolutions on the Executive Board’s recommendation in connection with financial funding.		Exclusion of subparagraph / Check current cubparagraph IX and XIII

XI            to resolve on the declaration of interest on own capital or distribution of dividends due to the result for the current year, for the year ended or profit reserve, without adverse affects to the subsequent ratification of the general meeting;
XII           to resolve on the personnel policy, including the determination of the staff, plan of positions and salaries, general collective negotiation conditions, opening of a selective process to fill positions vacant and Profit Sharing Program;
XIII           to previously authorize the execution of any legal businesses when the amount involved exceeds seventy million reais (R$70,000,000.00), including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities;
XIV          to authorize the incorporation of a wholly-owned subsidiary or the interest in the capital of other companies, except the competence of the general meeting provided for in article 256 of Law no. 6,404/76;
XV           to approve the hiring of civil liability insurance in favor of the members of the statutory bodies, employees, agents and mandataries of the company;
XVI          to grant licenses to officers, in compliance with the pertinent regulation;
XVII         to approve its internal regulation and the internal regulation of the executive board and of the audit committee;
XVIII        to authorize the company to acquire its own shares, in compliance with the legislation in force and previously listening to the fiscal council;
XIX          to previously express itself about any proposal of the board of executive officer or issues to be submitted to the general meeting;
XX           to call the examination of any issues comprised in the competence of the executive board and issue a binding guidance on it;
XXI          to determine the guidance to be followed by the representative of the company at the general meetings of the companies in which it holds an interest;
XXII         to evaluate the main risks of the company and verify the efficiency of the management and control procedures.

Inclusion of subparagraph

ARTICLE 17 - The Company shall have an Audit Committee composed of three Board of
Directors’ Members, who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability of time.

Paragraph 1 – All members of the Audit Committee shall comply with the
Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration,

Paragraph 2- All members of the Audit Committee shall have sufficient technical knowledge in accounting and financial matters being advisable that at least one of them has also good knowledge of the accounting rules used in the United States of America, the United States Generally Accepted Accounting Principles (US-GAAP) and
experienced in analysis, preparation and evaluation of financial statements, with knowledge of internal controls and policy of disclosure of information to the market .

Previous articles 17 to 22, that discussed Audit Committe, were replaced by articles 32 to 37, maintaining previous wording, except for small changes as follows:
- Art. 17, § 2 (current Art. 32, § 2)
- Art. 19, items “a” and “h” (current Art. 34, subparagraph I and VIII)

Paragraph 3 – The minimum availability required from each member of the Audit
Committee shall correspond to thirty (30) hours per month.

ARTICLE 18 – The Audit Committee’s members may be designated simultaneously with their appointment to the Board of Directors, or by later resolution of the Board of Directors itself.

Sole paragraph – The Audit Committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s Member, or until otherwise resolved by the Shareholders’ General Meeting or the Board of Directors
itself.

ARTICLE 19 – It shall fall to the Audit Committee:
a) to evaluate and recommend to the Board of the Director the hiring of an independent audit company, as well as the parameters to fix the respective remuneration and other conditions for service provision;
b) to justifiably propose the replacement of the independent audit company;
c) to express prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audittypical activities;
d) to express its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the Executive Board the measures that it deems appropriate;
e) to deal directly with the internal audit department and the independent auditors, following up on the respective work, together with the Economic & Financial Executive Board;
f) to analyze the internal audit’s and the independent auditors’ reports before they are submitted to the Board of Directors;
g) to see that the material resources made available to the internal audit are adequate;
h) to follow up on the preparation of and to express its opinion on the quarterly balance sheets and the financial statements, seeking to ensure their integrity and quality;
i) to constantly evaluate the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;
j) to follow up on Company’s compliance activities;
k) to request the hiring of specialized services to support the Audit Committee’s activities, whose remuneration shall be borne by the Company, within its annual approved budget;
l) to receive and handle denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit.

Paragraph 1 - Resolutions of the Audit Committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.

Paragraph 2 - Reports made by the internal audit department and by the independent audit company shall always be simultaneously submitted to the Executive Board and the Audit Committee’s members.

ARTICLE 20 – The Audit Committee shall draft its Internal Regulations, and submit them to
Board of Directors’ approval.

Sole paragraph – The Internal Regulations may expand the powers of the Audit
Committee, and shall also provide for the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

ARTICLE 21 – The remuneration of the Audit Committee’s members shall be differentiated from that of the other Board of Directors’ Members, by virtue of their greater dedication and responsibilities undertaken.

ARTICLE 22 – The Audit Committee shall have its own annual budget approved by the Board of
Directors.

Sole paragraph - The Executive Board shall promptly make available the financial resources requested by the Audit Committee for the performance of its duties, within the limit of the approved budget.

ARTICLE 23 – Through a resolution of the Board of Directors, other Committees may be instituted with a specific scope, under the coordination of a Board of Directors’ member, the participation of persons other than Board Members also being allowed.

Exclusion of article
TITLE II EXECUTIVE BOARD	CHAPTER VI EXECUTIVE BOARD Members and term	Changes in wording

ARTICLE 24 – The Executive Board shall be composed of six (6) Officers, resident in the country, shareholders or not, appointed by the Board of Directors, one of which being designated as Chief Executive Officer and the others being officers without specific office, who shall perform their functions pursuant to the duties assigned to them by the Board of Directors.

ARTICLE 15 – The Executive Board shall be composed of six (6) members, all with a two (2)-year unified term of office, reelection is allowed.

Paragraph 1 – The CEO is responsible for:

I -            representing the Company, as plaintiff or defendant, in or out of court, and may constitute, for such purpose, attorney with special powers, including powers to receive initial summons and notifications, pursuant to article 19 of these bylaws
II -            call and preside the executive board’s meetings;
III -           coordinate the executive board’s activities;
IV -          issue acts and resolutions that are related to or resulting from the executive board’s resolutions;
V -           coordinate the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the shareholders’ general meeting, board of directors and joint executive board;
VI -          coordinate the activities of other executive officers;
VII -         coordinate, evaluate and control duties related to:
a)            CEO office;
b)            integrated planning, corporate management and structuring;
c)            communication;
d)            negotiation of concessions contracts;
e)            regulatory issues;
f)             auditing; and
g)            ombudsman.

Paragraph 2 – The Corporate Management Officer is responsible for:

I -            marketing;
II -            human resources, quality and social responsibility;
III -           information technology;
IV -          property;
V -           legal affairs; and
VI -          supplies and contracts.

Paragraph 3 –The Economic-Financial and Investor Relations Officer shall be responsible for:

I -            planning, raising and allocating financial resources;
II -            control department;
III -           accounting;
IV -          investor relations;
V -           operations in the capital markets and other financial operations;
VI -          indebtedness control;
VII -         corporate governance.

Paragraph 4 – The Technology, Enterprises and Environment Officer shall be responsible for:

I -            environment;
II -            operational and technological development;
III -           quality control of water and sewage products;
IV -          special investment program; and
V -           special projects.

Paragraph 5 –The Metropolitan Officer, in the metropolitan area of São Paulo, and the Regional Systems Officer, in the other areas of company operation in the State of São Paulo  shall be responsible for:

I -            operation, maintenance and execution of works and services in the system of water supply, sewage collection and treatment, including in wholesale;
II -            commercial relations and customer service;
III -           control of the economic-financial and operational performance of its business units;
IV -          advisement to autonomous municipalities of water supply and sanitary sewage systems;
V -           negotiation of concessions with holders of services; and
VI -          negotiation with the community and city halls, aiming at aligning the interests of its clients and of the company.

Replaced, with changes in wording / Inclusion of the attributions of each executive

Sole paragraph – The remuneration and other benefits of the members of the Executive Board shall be fixed by the General Meeting.		Exclusion of paragraph / Check current Art. 26, main section
ARTICLE 25 – The term of office for the members of the Executive Board shall be of two (2) years, re-election being permitted.		Replaced, with changes in wording, to the current Art. 15 / maintained the 2 years term of office

Paragraph 1 - The members of the Executive Board shall be vested with their office upon the execution of the Managers’ Consent Instrument (Termo de Anuência dos
Administradores) required by the applicable regulations and of the instrument of investiture, in the Book of Minutes of the Executive Board’s Meetings. The members of the Executive Board shall, in the beginning and at the end of their terms of office, submit a statement of assets, pursuant to the provisions of the legislation in force.

Exclusion of paragraph / Check current Art. 24
Paragraph 2 – Once their term of office ends, the members of the Executive Board shall remain in their offices until the investiture of their successors.		Exclusion of paragraph / Check current Art. 25

Paragraph 3 – In the event of a vacancy, under any title, in the Executive Board, the
Board of Directors shall appoint the substitute for the office, provided that the end of his/her term of office shall coincide those of the other members of the Executive Board.

Vacancy and Replacements

ARTICLE 16 – In the absences or temporary impediments of any officer, the CEO shall appoint another member of the executive board to cumulate the functions.

Sole paragraph – In his absences and temporary impediments, the CEO will be replaced by the officer appointed by him and, if there is no appointment, by the officer responsible for the financial area.

Replaced, with changes in wording
ARTICLE 26 - The Executive Board shall meet at least once a month, and whenever called by the Chief Executive Officer or by the majority of its members.	Operation ARTICLE 17 – The executive board will meet, on an ordinary basis, at least twice a month and, on an extraordinary basis, by call of the CEO or of other two officers.	Replaced, with changes in wording

Sole paragraph - The Executive Board’s resolutions shall be made by majority of votes of the members present at the meeting, the casting vote falling to the Chief Executive
Officer or his/her substitute, in case of a draw. The presence of at least half of the appointed Officers is required for the validity of the resolutions of the Executive Board,

Paragraph 1 – The meetings of the joint executive board will be instated with the attendance of at least half of the acting officers, considering approved the matter with the agreement of the majority of the attendees; in the event of a tie, the proposal with the vote of the CEO will prevail.

Replaced, with changes in wording
Paragraph 2 – The resolutions of the executive board will be recorded in minutes drawn up in the company’s records and signed by all attendees.	Inclusion of paragraph

Paragraph 3 – The CEO may, in the call for the meeting, allow the participation of the officers by telephone, videoconference, or other means of communication which may ensure the effective participation and the authenticity of their vote; the officer who virtually participates in the meeting will be considered present and his vote will be valid for all legal effects, without adverse effects to the subsequent drawing up and signature of the respective minutes.

Inclusion of paragraph

ARTICLE 27 –The Executive Board shall have extensive powers to administer and manage the corporate businesses and may carry out all operations in connection with the purpose of the
Company, including to take out loans, dispose of assets, open, operate and close accounts in credit institutions, draw, endorse and accept negotiable instruments (notes), issue and endorse promissory notes and, subject to the provisions of Article 16, item XI, when the latter are securities (regulated by the Conselho Monetário Nacional - Brazilian Monetary Council), issue and endorse checks and other securities, waive rights and transact, provide collateral security, suretyship and guaranties in operations of the Company’s interest, subject to the applicable provisions provided for herein.

Duties ARTICLE 18 – In addition to the duties set forth by Law, it is incumbent upon the joint executive board:	Replaced, with changes in wording

I              to prepare and submit to the approval of the board of directors:
a)            the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-year programs;
b)            the strategic plan, targets and indexes, as well as the respective multi-year plans and annual programs of expenditures and investments of the company with the respective projects;
c)            the company’s budget, with the indication of the sources and uses of funds, as well as their changes;
d)            the evaluation of the performance result of the company’s activities;
e)            quarterly reports of the company jointly with the financial statements;
f)             Annually, the management report together with the balance sheets and other financial statements and respective notes, with the report of independent auditors and of the fiscal council and the proposal of allocation of the income for the year;
g)            interim balance sheets, quarterly;
h)            proposal of capital increase and of amendment to the bylaws, listening to the fiscal council, when the case may be;
i)             proposal of the personnel policy;
j)   the internal regulation of the executive board;

Inclusion of subparagraph and items

II              to approve:
a)            the technical-economic evaluation criteria for investment projects, with the respective responsibility delegation plans for their execution and implementation;
b)            the plan of accounts;
c)            the company’s annual insurance plan;
d)            residually, within the statutory limits, everything related to the company’s activities which is not of private competence of the CEO, of the board of directors or of the general meeting;
e)            other company’s regulations, which are not of the private competence of the board of directors;

Inclusion of subparagraph and items

III             to authorize, respecting the limits and guidelines established by the Law and by the board of directors, acts of resignation or judicial or extrajudicial transaction, to end litigations or holdovers, establishing amount limits for the delegation of the practice of these acts by the CEO or any other officer;

Inclusion of subparagraph

IV            to previously authorize the execution of any legal businesses when the amount involved exceeds ten million reais (R$10,000,000.00), without adverse effects to the competence attributed by the bylaws to the board of directors, including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities.

Inclusion of subparagraph

Sole paragraph – The internal regulation of the executive board may show in details the individual attributions of each officer, as well as to subject the practice of certain acts comprised in the specific competence areas to the previous authorization of the joint executive board.

Inclusion of paragraph
Paragraph 1 - The disposition of and the creation of liens on Company's real property shall be contingent on the prior approval of the Board of Directors.	Inclusion of subparagraph / Chack current Art. 14, subparagraph XIII

Paragraph 2 - The acts and documents that involve the financial liability of the
Company or hold third parties harmless from any liability with respect to the Company, shall have the joint signatures of (i) two Officers or (ii) one Officer and one attorney-infact, or (iii) two attorneys-in-fact, vested with special powers.

Exclusion of paragraph / Check current Art. 19

ARTICLE 28 – The Company, represented by (i) its Chief Executive Officer together with another Officer or, (ii) in the absence or impediment of the Chief Executive Officer, by two of its Officers, may appoint attorneys-in-fact “ad-judicia” or “ad-negotia”, specifying in the respective granting instrument the powers to be granted and the means of exercising such powers; provided that with regard to the “ad negotia” powers-of-attorney, the term of the respective mandate shall be specified therein, which shall be no longer than the last day of the calendar year in which they were granted.

Paragraph 1 – The Executive Board may exceptionally authorize the appointment of one single attorney-in-fact to represent the Company before public administration bodies.

Paragraph 2 – Without prejudice to the provisions of paragraph 2 of article 27 of these
Bylaws, the attorneys-in-fact with “ad-judicia” powers may act jointly or severally.

Representation of the company

ARTICLE 19 – The company bound before third parties (i) by the signature of two officers, one necessarily the CEO or the officer responsible for the financial area; (ii) by the signature of an officer and one attorney-in-fact, according to the powers in the respective power of attorney; (iii) by the signature of two attorneys-in-fact, according to the powers in the respective power of attorney; (iv) by the signature of one attorney-in-fact, according to the powers in the respective power of attorney, in this case exclusively for the practice of specific acts.

Sole paragraph – The powers of attorney will be granted with a determined term, and will specify the powers granted; only the powers of attorney for the forum in general shall have an undetermined term.

Replaced, with changes in wording

ARTICLE 29 - Without prejudice to the provisions of Article 28 herein, it shall fall to the Executive Board:	Replaced, with changes in wording, to the current 18
I – to perform all the necessary acts for Company’s regular operation;	Replaced, with changes in wording, to the current 18
II – to approve Company's Internal Rules and Regulations;	Replaced, with changes in wording, to the current 18, subparagraph I item “j”, and II, item “e”
III – to propose to the Board of Directors the fundamental guidelines of the corporate businesses;	Replaced, with changes in wording, to the current 18, subparagraph I item “a”

IV – to submit to the Shareholders' General Meeting capital increase proposals and amendments to Company’ Bylaws, after the approval of the Board of Directors and after the Fiscal Council has expressed it opinion, when the case shall be, subject to any other applicable legal provisions;

Replaced, with changes in wording, to the current 18, subparagraph I item “h”
V – to propose to the Board of Directors the disposition of or creation of liens on Company's real property;	Exclusion of subparagraph / Check current Art. 14, subparagraph XIII
VI – to submit to the Board of Directors the annual and multi-annual economic & financial and works execution plans and budgets;	Replaced, with changes in wording, to the current 18, subparagraph I item “c”
VII – to make resolutions on the designation by the Chief Executive Officer of the substitute of the other Officers in case of temporary impediment and leave of absence;	Exclusion of subparagraph
VIII – to make resolutions on the assets’ write-off;	Exclusion of subparagraph

IX – to designate a substitute for the Chief Executive Officer during his(her) occasional impediments, if by any reason the Chief Executive Officer himself(herself) has not done so pursuant to the provisions of Article 30, item
“f”;

Exclusion of subparagraph

X – to submit the Annual Report and Executive Board’s accounts to the Ordinary Shareholders' General Meeting, after the Board of Directors and the Fiscal Council have expressed their opinions.		Replaced, with changes in wording, to the current 18, subparagraph I item “f”

ARTICLE 30 - It shall fall to the Chief Executive Officer:
a) to represent the Company, as plaintiff or defendant, in and out of court;
b) to call and presiding over the Executive Board’s meetings;
c) to create and suppress offices or functions, fixing their respective remunerations;
d) to coordinate and supervise the various corporate areas and to provide general guidance to all economic and financial studies in connection with the corporate purposes;
e) to submit the assignment of duties among the Officers to the Board of Directors;
f) to indicate his(her) substitute in the case of occasional impediments;
g) to submit to the Executive Board the designation of the Officers’ substitutes in the cases of temporary impediment and leave of absence

Exclusion of article

ARTICLE 31 – It shall fall to each of the Officers:
a) to participate in the Executive Board’s meetings;
b) to perform the duties that are determined by the Board of Directors and the Executive
Board;
c) to execute, together with another Officer, the papers and acts that require the joint signature of two Officers.

Exclusion of article
CHAPTER V FISCAL COUNCIL	CHAPTER VII FISCAL COUNCIL	Change in the chapter number

ARTICLE 32 - The Company shall have a permanent Fiscal Council, with the duties provided for by the law, composed of three (3) to five (5) effective members and an equal number of substitute members, resident in the country, shareholders or not, appointed by the Ordinary
Shareholders' Meeting, subject to the provisions of Article 240 of Law n. 6,404/76, re-election being permitted.

ARTICLE 20 – The company shall have a permanent fiscal council, with the competences and duties provided for by the law.

ARTICLE 21 – The fiscal council shall be composed of at least three (3) and at most five (5) sitting members, and the same number of deputies, annually elected by the shareholders’ general meeting. Reelection is allowed.

Replaced, with changes in wording
ARTICLE 33 – The remuneration of the Fiscal Council’s Members shall be fixed by the Ordinary Shareholders’ Meeting that appoints them.		Exclusion of article / Check current Art. 26
ARTICLE 34 – In the case of a vacancy, absence or impediments of the effective members, the respective substitutes shall be called.	Sole paragraph – In the event of vacancy or impediment of the sitting member, the respective deputy will assume.	Replaced, with changes in wording

ARTICLE 35 -The Fiscal Council’s members shall be invested with their offices upon the execution of the Fiscal Council’s Members’ Consenting Instrument required by the applicable regulations and of the instrument of investiture Book of Minutes and Opinions of the Fiscal Council. The members of the Fiscal Council shall, in the beginning and at the end of their terms of office, submit a statement of assets, pursuant to the provisions of the legislation in force.

Exclusion of article / Check current Art. 24

ARTICLE 22 – The fiscal council will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by any of its member or by the executive board, drawing up the minutes in the company’s records.

Inclusion of article

CHAPTER VIII
COMMON RULES TO THE STATUROTY BODIES

Investiture, Impediments and Prohibitions

ARTICLE 23 – The members of the statuary bodies shall prove, by means of presentation of their resume to the State Council for the Protection of the Capital of the State (Conselho de Defesa dos Capitais do Estado) – CODEC, that they have professional, technical or administrative capacity, experience compatible with the position, moral credibility and immaculate reputation.

Sole paragraph – The provisions in this article are only applied to the members elected by the controlling shareholder.

ARTICLE 24 – The members of the statutory bodies will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, and of the respective Instrument of Consent, according to the model established in the BOVESPA’s Novo Mercado Listing Rules.

Paragraph 1 – The instrument of investiture shall be signed in within thirty (30) days following the election, under penalty of its inefficiency, except for a justification accepted by the body for which the member has been elected, and shall contain the indication of at least one domicile to receive notifications and summons of administrative and judicial procedures, related to acts of his management, and the change of the domicile indicated is allowed only by means of a written communication.

Paragraph 2 – The investiture will be subject to the presentation of the declaration of assets and values, as provided for in the state legislation, which shall be annually updated and at the end of the term of office.

ARTICLE 25 – Except in the assumption of resignation or dismissal, the term of office of the members of the statutory bodies is considered automatically postponed, until the investiture of the respective replacements.

Compensation, Licenses, Loss of Position

ARTICLE 26 – The compensation of the members of the statutory bodies shall be established by the general meeting and there shall not be accumulation of earnings or any advantages due to the replacements occurring by virtue of vacancy, absences or temporary impediments, pursuant o these bylaws.

Sole paragraph – It is allowed to the officer, who on the date of the investiture belongs to the company’s staff, to opt for the respective salary.

ARTICLE 27 – The officers may request to the board of directors removal by unpaid leave, as long as for a term not longer than three (3) months, which shall be recorded in minutes.

Inclusion of articles

CHAPTER VI FISCAL YEAR, BALANCE SHEET AND INCOME DISTRIBUTION	CHAPTER IX FISCAL YEAR AND FINANCIAL STATEMENTS PROFITS, RESERVES AND DIVIDEND DISTRIBUTION	Change in wording

ARTICLE 36 - The fiscal year shall begin on January 1st and shall end on December 31st of each year, when the following financial statements shall be prepared:
I - Balance sheet;
II - Statement of Changes in Shareholders’ Equity;
III - Income statement;
IV - Statement of the changes in financial position.

ARTICLE 28 – The fiscal year shall match the calendar year, and after the closing of the fiscal year, the executive board shall require the preparation of the financial statements, pursuant to the law.

Replaced, with changes in wording / Check Art. 176 of the Brazilian Corporate Law

ARTICLE 37 – The following rules shall be observed with regard to the income deriving from the corporate activities, ascertained in the balance sheet:
I – The accrued losses and the provision for income tax shall be deducted from the fiscal year’s income, before any participation;
II – The net income so ascertained shall have the following destination:
a) 5% for the institution of the statutory reserve until it reaches the limits fixed by the law;

Exlucion of article / Check Arts. 189 and 193 of the Brazilian Corporate Law
b) allocation of dividends to the shareholders in an amount not lower than 25% of the net income ascertained in accordance with the law and these Bylaws;	ARTICLE 29 – Common shares shall be entitled to the minimum mandatory dividends of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law.	Replaced, with changes in wording

c) the remaining balance shall be allocated as determined by the Shareholders' General
Meeting, based on a proposal of the Executive Board, once the Board of Directors and the Fiscal Council have expressed their opinion.

Exclusion of item / Check Art. 192 of the Brazilian Corporate Law

Paragraph 1 – Whenever the amount of the compulsory minimum dividend exceeds the realized portion of the net income of the fiscal year, the management may propose, and the Shareholders’ General Meeting may approve, the allocation of such excess to the realizable profits reserve.

Exclusion of paragraph / Check Art. 197 of the Brazilian Corporate Law

Paragraph 2 - The Executive Board, once the Board of Directors and the Fiscal Council have expressed their opinion, may authorize the payment of interest on equity reserve to the shareholders, pursuant to the legislation in force, which may be attributed to the dividend amount provided for in these Bylaws, such amount being composed of the dividends distributed by the Company for all legal purposes.

	Paragraph 1 – Dividends may be paid by the company as interest on equity.	Replaced, with changes in wording
ARTICLE 38 - The dividends shall be distributed to the shareholders no later than sixty (60) days as of the publication of the Minutes of the Shareholders’ Meeting that approved them.		Exclusion of article
	Paragraph 2 – The company may draw interim balance sheets, quarterly, for purposes of payment of dividends or payment of interest on equity.	Inclusion of paragraph

Sole paragraph – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

Paragraph 3 – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

Replaced, with changes in wording

Paragraph 4 – The board of directors may propose to the general meeting that the remaining balance of the income for the year, after the deduction of the legal reserve and of the minimum mandatory dividend, is destined to the creation of a investment reserve, which will comply with the following principles:

I -            its balance, jointly with the balance of the other profit reserves, except the reserves for contingencies and of unrealized profits, may not exceed the capital stock;
II -            the reserve has as purpose to ensure the investment plan and its balance may be used:
a)            in the absorption of losses, whenever necessary;
b)            in the payment of dividends, at any moment;
c)            in the operations of redemption, reimbursement or purchase of shares, authorized by law;
d)            in the incorporation to the capital stock.

Inclusion of paragraph
CHAPTER VII WINDING UP	CHAPTER X WINDING UP	Chapter renumbering

ARTICLE 39 - The Company shall enter into liquidation in the cases provided for by the law, falling to the Shareholders’ General Meeting to determine the means of liquidation and to appoint the liquidator, fixing his(her) remuneration.

ARTICLE 30 – The company shall enter into liquidation in the cases provided for by law, and the Shareholders’ general meeting shall be responsible, as the case may be, for determining the means of liquidation and appointing the liquidator, fixing his/her remuneration.

Renumbered, with changes in wording

CHAPTER XI
DEFENSE MECHANISM

ARTICLE 31 - The company shall ensure the members of its statutory bodies, through external legal counsel, the technical defense in legal and administrative lawsuits proposed during or after their respective terms of office, for acts related to the performance of their duties.

Paragraph 1 – The same protection is extended to the company`s employees, representatives and proxies who have acted to the extent of the powers conferred upon them, pursuant to Article 19 of these Bylaws.

Paragraph 2 – The company shall keep a permanent contract with one or more preeminent reputed law firms, or have preapproved law firms, with the purpose of being ready to undertake, at any time, the technical defense of the agents encompassed by this article.

Paragraph 3 – The contracting shall seek to ensure that the technical defense is continued by the same law firm that started the defense of an agent until the end of said proceeding, unless the agent elects another law firm that shall be hired by company for the same purpose.

Paragraph 4 – If, by any reason, no preapproved or hired law firm has been hired by the company, the agent may hire a legal counsel he trusts and have the legal fees or any other expenses incurrent in his technical defense paid to him in advance or reimbursed by the company, after presenting evidence that such expenses have been or will be incurred, provided that the amounts involved have been approved by the Board of Directors as to their reasonableness.

Paragraph 5 – The company shall ensure the technical defense as well as access in real time to all required documentation for this effect. It shall also bear all legal costs, charges of any nature, administrative expenses and court deposits.

Paragraph 6 - Agents found guilty or held liable, with a final and unappealable decision, shall be obliged to reimburse the company for the amounts effectively disbursed, except when it is evidenced that they acted in good faith and in pursue of corporate interest.

Paragraph 7 – The company may contract insurance on behalf of the members of its statutory bodies, as well as of its employees, representatives and proxies, for covering liabilities arising from the performance of their duties.

Replaced, with changes in wording, as of the previous Art. 49

CHAPTER XII
AUDIT COMMITTEE

ARTICLE 32 - The Company shall have an Audit Committee composed of three Board of Directors’ Members, who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability of time.

Paragraph 1 – All members of the Audit Committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration,

Paragraph 2 - All members of the Audit Committee shall have sufficient technical knowledge in accounting and financial matters, being advisable that at least one member has also good knowledge of the internationally-accepted accounting standards, besides having experience in analysis, preparation and evaluation of financial statements and having knowledge of internal controls and policies for disclosing information to the market.

Paragraph 3 – The minimum availability required from each member of the Audit Committee shall correspond to thirty (30) hours per month.

ARTICLE 33 - The Audit Committee’s members may be designated simultaneously with their appointment to the Board of Directors, or by later resolution of the Board of Directors itself.

Sole paragraph – The Audit Committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s Member, or until otherwise resolved by the Shareholders’ General Meeting or the Board of Directors itself.

ARTICLE 34 - It shall fall to the Audit Committee:

I - to evaluate the guidelines of the hiring process of an independent audit company, as well as other conditions for service provision, recommending the hiring to the board of directors;
II- to justifiably propose the replacement of the independent audit company;
III- to express prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audittypical activities;
IV- to express its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the Executive Board the measures that it deems appropriate;
V- to deal directly with the internal audit department and the independent auditors, following up on the respective work, together with the Economic-Financial and Investor Relations Office;
VI- to analyze the internal audit’s and the independent auditors’ reports before they are submitted to the Board of Directors;
VII- to see that the material resources made available to the internal audit are adequate;
VIII - to follow up on the preparation of the quarterly, interim and annual financial statements, seeking to ensure their integrity and quality, informing the board of directors when necessary;
IX- to constantly evaluate the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;
X- to follow up on Company’s compliance activities;
XI- to request the hiring of specialized services to support the Audit Committee’s activities, whose remuneration shall be supported by the Company, within its annual approved budget;
XII- to receive and handle denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit.

Paragraph 1 – Resolutions of the Audit Committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.
Paragraph 2 – Reports made by the internal audit department and by the independent audit company shall always be simultaneously submitted to the Executive Board and the Audit Committee’s members.

ARTICLE 35 – The Audit Committee shall draft its Internal Regulations, and submit them to Board of Directors’ approval.

Sole paragraph – The Internal Regulations may expand the powers of the Audit Committee, and shall also provide for the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

ARTICLE 36 - The remuneration of the Audit Committee’s members shall be differentiated from that of the other Board of Directors’ Members, by virtue of their greater dedication and responsibilities undertaken.

ARTICLE 37 - The Audit Committee shall have its own annual budget approved by the Board of Directors.

Sole paragraph - The Executive Board shall promptly make available the financial resources requested by the Audit Committee for the performance of its duties, within the limit of the approved budget.

Previous articles 17 to 22, that discussed Audit Committe, were replaced by articles 32 to 37, maintaining previous wording, except for small changes as follows:
- Art. 17, § 2 (current Art. 32, § 2)
- Art. 19, items “a” and “h” (current Art. 34, subparagraphs I and VIII)

CHAPTER VIII
ARBITRATION

ARTICLE 40 – The Company, its shareholders, Managers and the members of the Fiscal Council undertake to submit to arbitration any and all dispute or controversy that may arise between them, related to or caused by, particularly, the application, validity, effectiveness,interpretation, violation and its effects, of the provisions set forth in Law 6,404/76, in these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários, as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Regulamento de Listagem do Novo Mercado (New Market Listing Regulations), the Contrato de Participação do Novo Mercado (New Market Participation Agreement) and the Arbitration Regulations of the Câmara de Arbitra gem do Mercado (Market Arbitration Chamber), to be carried out by the Câmara de Arbitragem do Mercado instituted by BOVESPA, pursuant to the Regulations of the referred Chamber, subject to the reservation applicable to the inalienable rights.

CHAPTER XIII
ARBITRATION

ARTICLE 38 - The Company, its shareholders, Managers and the members of the Fiscal Council undertake to submit to arbitration any and all dispute or controversy that may arise between them, related to or caused by, particularly, the application, validity, effectiveness,interpretation, violation and its effects, of the provisions set forth in Law 6,404/76, in these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários, as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Regulamento de Listagem do Novo Mercado (Novo Mercado Listing Regulations), the Contrato de Participação do Novo Mercado (Novo Mercado Participation Agreement) and the Arbitration Regulations of the Câmara de Arbitragem d o Mercado (Market Arbitration Chamber), to be carried out by the Câmara de Arbitragem do Mercado instituted by BOVESPA, pursuant to the Regulations of the referred Chamber, subject to the reservation applicable to the inalienable rights.

Renumbered, with no changes in wording

CAPÍTULO IX
CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY
REGISTRATION
ARTICLE 41 - The disposition of the share control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the suspensive or resolutory condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares held by the other shareholders of the Company,subject to the terms and conditions provided for by the legislation in force and in the Regulamento de Listagem do Novo Mercado da BOVESPA, so as to ensure them equal treatment as compared to the Controlling Shareholder.
Sole paragraph – The Company shall not register any shares transfer to the Purchaser of the control, or to that (those) that may hold the control, while he/she(they) do(es) not execute the relevant Instrument of Controlling Shareholder’s Consent, required by the applicable regulations.

ARTICLE 42 - The public offer referred to in the previous article shall also take place in the following cases:

I - onerous assignment of shares’ subscription rights and of other titles or rights in connection with securities convertible into shares, that results in the disposition of the Company’s control; and

II - disposition of the control of a company that controls the Company,provided that in that event the Seller Controlling Shareholder shall disclose to BOVESPA the value ascribed to the Company for such disposition and attach the documents that evidence its value.

ARTICLE 43 - The shareholder that already holds shares of the Company and acquires the control by virtue of a private share purchase agreement entered into with the controlling shareholder, regardless of the number of shares purchased, shall:

I. make the public offer as provided for in Article 41 herein; and

II. reimburse the shareholders from whom it/he/she has purchased shares in a stock exchange within the six (6) month period before the date of the sale of the Company’s control, case in which it/he/she shall pay those former shareholders any balance between the amount paid to the seller controlling shareholder and the amounts paid in the stock exchange for company’s shares within the same period, monetarily adjusted until the payment date.

ARTICLE 44 - Without prejudice to the legal and bylaws’ provisions, the cancellation of Company’s registration as a publicly-held company shall be preceded by a shares’ public offer, to be made by the shareholder that holds the Control (“Offeror”), whose minimum price must be the economic value assessed in an appraisal report based on a methodology recognized by the CVM or based on criteria further defined by CVM, in accordance with the following article.
ARTICLE 45 - The appraisal report referred to in the previous article shall be prepared by an expert company with proven background and independent as far as Company’s decision power,its managers and controlling parties are concerned, besides meeting the requirements of paragraph 1 of article 8 of Law n. 6,404/76 and it shall include the liability provided for in paragraph 6 of the same article of the Law.

Paragraph 1 - The choice of the expert company in charge of the assessment of company’s economic value shall fall to the Shareholders General Meeting upon the submission of a list of three companies by the Board of Directors, provided that the respective resolution shall be made by absolute majority of votes of the outstanding shares, cast in the Shareholders’ General Meeting that makes the resolution on such matter, the blank votes being excluded;
Paragraph 2 - Without prejudice to the previous paragraph, in case the Shareholder’s General Meeting is instituted in first call, the attendance of the shareholders representing at least twenty per cent (20%) of the total of the outstanding shares is required. If instituted in second call, no minimum of shareholders representing outstanding shares is required.

Paragraph 3 - The costs of preparation of the appraisal reports shall be fully borne by the Offeror.

CHAPTER XIV
CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY
REGISTRATION

ARTICLE 39 - The disposition of the share control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the suspensive or resolutory condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares held by the other shareholders of the Company,subject to the terms and conditions provided for by the legislation in force and in the Regulamento de Listagem do Novo Mercado da BOVESPA, so as to ensure them equal treatment as compared to the Controlling Shareholder.

Sole paragraph – The Company shall not register any shares transfer to the Purchaser of the control, or to that (those) that may hold the control, while he/she(they) do(es) not execute the relevant Instrument of Controlling Shareholder’s Consent, required by the applicable regulations.

ARTICLE 40 - The public offer referred to in the previous article shall also take place in the following cases:

I - onerous assignment of shares’ subscription rights and of other titles or rights in connection with securities convertible into shares, that results in the disposition of the Company’s control; and

II - disposition of the control of a company that controls the Company,provided that in that event the Seller Controlling Shareholder shall disclose to BOVESPA the value ascribed to the Company for such disposition and attach the documents that evidence its value.

ARTICLE 41 - The shareholder that already holds shares of the Company and acquires the control by virtue of a private share purchase agreement entered into with the controlling shareholder, regardless of the number of shares purchased, shall:

I. make the public offer as provided for in Article 41 herein; and

II. reimburse the shareholders from whom it/he/she has purchased shares in a stock exchange within the six (6) month period before the date of the sale of the Company’s control, case in which it/he/she shall pay those former shareholders any balance between the amount paid to the seller controlling shareholder and the amounts paid in the stock exchange for company’s shares within the same period, monetarily adjusted until the payment date.

ARTICLE 42 - Without prejudice to the legal and bylaws’ provisions, the cancellation of Company’s registration as a publicly-held company shall be preceded by a shares’ public offer, to be made by the shareholder that holds the Control (“Offeror”), whose minimum price must be the economic value assessed in an appraisal report based on a methodology recognized by the CVM or based on criteria further defined by CVM, in accordance with the following article.

ARTICLE 43 - The appraisal report referred to in the previous article shall be prepared by an expert company with proven background and independent as far as Company’s decision power,its managers and controlling parties are concerned, besides meeting the requirements of paragraph 1 of article 8 of Law n. 6,404/76 and it shall include the liability provided for in paragraph 6 of the same article of the Law.

Paragraph 1 – The choice of the expert company in charge of the assessment of company’s economic value shall fall to the Shareholders General Meeting upon the submission of a list of three companies by the Board of Directors, provided that the respective resolution shall be made by absolute majority of votes of the outstanding shares, cast in the Shareholders’ General Meeting that makes the resolution on such matter, the blank votes being excluded.

Paragraph 2 – Without prejudice to the previous paragraph, in case the Shareholder’s General Meeting is instituted in first call, the attendance of the shareholders representing at least twenty per cent (20%) of the total of the outstanding shares is required. If instituted in second call, no minimum of shareholders representing outstanding shares is required.

Paragraph 3 – The costs of preparation of the appraisal reports shall be fully borne by the Offeror.

Renumbered articles, without changes in wording

CHAPTER X
EXIT FROM THE NEW MARKET
ARTICLE 46 - The exit of the Company from the New Market shall be approved in a Shareholder’s General Meeting, and such resolution shall specify if the exit is due to the cancellation of the publicly-held company’s registration or because its securities will be registered for trade outside the New Market, and shall be informed to BOVESPA in writing thirty (30) days in advance.

Paragraph 1 - The Controlling Shareholder shall make a public offer for the acquisition of shares owned by the other Company’s shareholders, for at least the respective economic value, to be assessed pursuant to the provisions of article 45, if the exit of the Company from the New Market takes place:

I. when the Company’s securities will be registered for trade outside the New Market; or
III. by virtue of a corporate restructuring transaction, in which the resulting company is not admitted to trading in the New Market.

Paragraph 2 - The news on the public offer shall be informed to BOVESPA and disclosed to the market immediately after the Shareholder’s General Meeting that has approved the referred exit or reorganization.

CHAPTER XV
EXIT FROM THE NOVO MERCADO

ARTICLE 44 - The exit of the Company from the Novo Mercado shall be approved in a Shareholder’s General Meeting, and such resolution shall specify if the exit is due to the cancellation of the publicly-held company’s registration or because its securities will be registered for trade outside the Novo Mercado, and shall be informed to BOVESPA in writing thirty (30) days in advance.

Paragraph 1 – The Controlling Shareholder shall make a public offer for the acquisition of shares owned by the other Company’s shareholders, for at least the respective economic value, to be assessed pursuant to the provisions of article 45, if the exit of the Company from the Novo Mercado takes place:

I - when the Company’s securities will be registered for trade outside the Novo Mercado; or

II - by virtue of a corporate restructuring transaction, in which the resulting company is not admitted to trading in the Novo Mercado.

Paragraph 2 - The news on the public offer shall be informed to BOVESPA and disclosed to the market immediately after the Shareholder’s General Meeting that has approved the referred exit or reorganization.

Renumbered, with no changes in wording
CHAPTER XI MISCELLANEOUS	CHAPTER XVI MISCELLANEOUS	Renumbered, with no changes in wording

ARTICLE 47 – Pursuant to the legal provisions, the Company is the successor of any and all rights and obligations of both Companhia Metropolitana de Água de São Paulo - COMASP and the Companhia Metropolitana de Saneamento de São Paulo - SANESP, whose consolidation gave rise to the Company, being liable with respect to the aforementioned companies and with respect to third parties, including governmental bodies and domestic and foreign entities, for any financial obligations undertaken by them.

Exclusion of article

Sole paragraph - The Company is subrogated in all the rights and obligations of
Superintendência de Água e Esgotos da Capital ("SAEC") and Fomento Estadual de
Saneamento Básico ("FESB"), pursuant to the provisions of Articles 9 and 17 and their respective sole paragraphs, both of State Law n. 119, dated June 29, 1973, which authorized its incorporation, as amended by State Laws n. 6,851, dated May 3, 1990, and n. 12,292, dated
March 2, 2006.

Exclusion of paragraph

ARTICLE 45 – Until April 30 of each year, the company will publish its table of positions and functions, filled and vacant, related to the previous year, in compliance with the provisions in paragraph 5, of article 115, of the State Constitution.

Inclusion of article

ARTICLE 48 - As Supporter and Sponsor of the Fundação SABESP de Seguridade Social ("SABESPREV"), whose operation is authorized by MTPS’s Ordinance n. 3,556, dated 8/8/90, the Company shall participate in SABESPREV, subject to the following conditions:

I – The monthly contribution of the Sponsor shall not exceed two point one per cent (2,1%) of the payroll (gross salaries, exclusive of payroll charges), subject to the applicable social security legislation.

II - In case the resources are not sufficient to pay the beneficiaries, the Sponsor shall not exceed this percentage of two point one per cent (2,1%) of the payroll, in which case SABESPREV shall adjust the Employees’ contribution, or proportionally reduce the amount of the benefits , subject to the applicable legislation.

III – SABESPREV’s assets shall result from its own resources or, in case the Company needs to transfer any personal or real property, make investments, bear any costing expenses or provide guaranties to SABESPREV, it shall have the prior and express approval of the CODEC or of the Secretary of Finance, whose values shall be offset by the contribution fixed in item I of this article, upon the monthly transfers.

IV – In order to avoid the indirect distribution of funds beyond the prefixed limit, the assignment of Company’s employees to SABESPREV or the hiring of any services between SABESPREV and the Company, shall be subject to offset and to prior opinion to be provided by CODEC or of the Secretary of Finance.

V – The Company’s Officers, in addition to their responsibilities provided for by law, shall also be liable for any failure to comply with the rules provided for in the Bylaws, and in connection with SABESP’s sponsorship to SABESPREV.

ARTICLE 46 - As Supporter and Sponsor of the Fundação SABESP de Seguridade Social ("SABESPREV"), whose operation is authorized by MTPS’s Ordinance n. 3,556, dated 8/8/90, the Company shall participate in SABESPREV, subject to the following conditions:

I – The monthly contribution of the Sponsor shall not exceed two point one per cent (2,1%) of the payroll (gross salaries, exclusive of payroll charges), subject to the applicable social security legislation.

II - In case the resources are not sufficient to pay the beneficiaries, the Sponsor shall not exceed this percentage of two point one per cent (2,1%) of the payroll, in which case SABESPREV shall adjust the Employees’ contribution, or proportionally reduce the amount of the benefits , subject to the applicable legislation.

III – SABESPREV’s assets shall result from its own resources or, in case the Company needs to transfer any personal or real property, make investments, bear any costing expenses or provide guaranties to SABESPREV, it shall have the prior and express approval of the CODEC or of the Secretary of the State Treasury, whose values shall be offset by the contribution fixed in item I of this article, upon the monthly transfers.

IV – In order to avoid the indirect distribution of funds beyond the prefixed limit, the assignment of Company’s employees to SABESPREV or the hiring of any services between SABESPREV and the Company, shall be subject to offset and to prior opinion to be provided by CODEC or of the Secretary of the State Treasury.

V – The Company’s Officers, in addition to their responsibilities provided for by law, shall also be liable for any failure to comply with the rules provided for in the Bylaws, and in connection with SABESP’s sponsorship to SABESPREV.

Renumbered, with no changes in wording

ARTICLE 49 – The Company shall ensure to its Officers, Board of Directors’ Members, Fiscal
Council’s Members and employees or representatives that act by delegation of the managers,  the technical legal defense, in legal proceedings and administrative proceedings, whose subject-matter are facts resulting from or acts practiced during the performance of their legal or institutional duties.
Paragraph 1 – The guarantee of defense is ensured even after the agent has for any reason left the office, or ceased the exercise of the function.
Paragraph 2 – At the agent’s discretion and provided that there is no conflict of interests, the defense shall be made by the attorneys composing Company’s staff.
Paragraph 3 – The agent may elect to hire an attorney of his(her) trust, whose fees shall be paid in advance or promptly reimbursed by the Company, in accordance with the parameters set by the Conselho de Defesa dos Capitais do Estado – CODEC.
Paragraph 4 – Besides the legal defense, the Company shall bear the court costs, charges of any nature, administrative expenses and court deposits.
Paragraph 5 – The agent that is defeated or held liable, with a final and unappealable decision, shall be obliged to reimburse the Company for the amounts effectively disbursed, except when it is evidenced that he/she acted in good faith and aiming at the corporate interest.
Paragraph 6 – The provisions of this article are only applicable provided that they are not covered by liability insurance taken out at Company’s expenses.

Replaced, with changes in wording, to the current Art. 31
ARTICLE 50 – The omissions in these Bylaws shall be solved by the Shareholder’s General Meeting and regulated according to the provisions of Law n. 6,404/76 as amended.	Exclusion of article

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 19, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.